Exhibit 12.1
ENCORE ENERGY PARTNERS LP

RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Year Ended December 31,					Six Months Ended June 30,
	2007	2006	2005	2004	2003	2008	2007

Income (loss) before income taxes	$(6,961)	$22,644	$27,222	$18,839	$13,721	$(41,075)	$(142)
Adjustments:
Add fixed charges:
Interest expense	12,702	—	—	—	—	3,549	6,808
Rental expense attributable to interest	185	133	96	79	60	127	90

Total fixed charges	12,887	133	96	79	60	3,676	6,898

Adjusted earnings (loss)	$5,926	$22,777	$27,318	$18,918	$13,781	$(37,399)	$6,756

Ratio of earnings (loss) to fixed charges (a)	0.5	171.3	284.6	239.5	229.7	(10.2)	1.0

(a)	For the year ended December 31, 2007, earnings as defined were inadequate to cover fixed charges as defined by $7.0 million. For the six months ended June 30, 2008, earnings as defined were inadequate to cover fixed charges as defined by $41.1 million.